Exhibit 99.2

F I N AN C I A L O VE R V I E WReconciliation1 Y E A R 2 0 2 3 Y E A R 2 0 2 2 Unaudited, in € 000’s Q4 Q3 Q4 Operating Loss (11,053) (28,283) (45,479) Change in fair value of derivative warrant liabilities 3,822 2,152 6,597 Foreign exchange gains/(losses) 2,268 (1,787) 10,367 Amortization and depreciation 8,633 7,430 6,833 Share of profit of equity accounted investee — 384 EBITDA 3,670 (20,488) (21,298) Change in fair value of derivative warrant liabilities (3,822) (2,152) (6,597) Foreign exchange gains/(losses) (2,268) 1,787 (10,367) One off expenses 558 265 -Employee Stock Options Plan (780) 3,914 5,845 ESPP (non-cash) 246 299 -Other income (12,291) (214) 606 Adjusted EBITDA (14,687) (16,589) (31,811)

D E F I N I T I O N S A N D D I S C L O S U R E S1 “EBITDA” is defined as loss for the period before income tax credit, financial income, interest expenses, amortization and depreciation, and share of profit of equity-accounted investees.S N O I 2T “Adjusted EBITDA” is defined as loss for the period before depreciation and amortization, income tax credits,I NI and financial income and interest expense further adjusted to take account of the impact of certain non-cash and other items that we do not F E consider in our evaluation of ongoing operating performance. These non-cash and other items include, but not are limited to: change in fair D value of convertible bonds and derivative warrants liabilities, share listing expenses, foreign exchange gains/(losses), share based payment plan transaction costs related to the Business Combination, certain one-time expenses related to a reduction in force initiated in January 2023, certain non-cash expenses related to the ESPP plan launched in January 2023, and other items outside the scope of our ordinary activities. 3 Operating loss consists of Wallbox’s revenue and other income less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses and amortization and depreciation. 4 Wallbox’s revenue consists of retail sales, sales from distributors, resellers and installer customers of charging solutions for EVs, which includes electronic chargers and other services. 5 Gross Margin is defined as revenue less changes in inventory, raw materials and other consumables used. 6 Other operating expenses primarily consist of professional services, marketing expenses, external temporary workers expense, delivery expense, insurance premiums and other expenses, including leases of machinery with lease terms of 12 months or less and leases of office equipment with low value, including IT equipment.